Exhibit 2
HORIZON ENERGY DEVELOPMENT, INC.
INCOME STATEMENT
(Unaudited)

Three Months Ended
December 31, 2003
Operating Revenue:
Operating Revenue	$42,147,862

Operating Expenses:
Fuel Used in Heat and Electric Generation	21,056,489
Operation and Maintenance Expenses	8,955,921
Property, Franchise & Other Taxes	919,270
Depreciation, Depletion & Amortization	3,782,478

Operating Expenses	34,714,158

Operating Income	7,433,704

Other Income	18,776

Interest Charges	1,797,081

Net Income Before Income Taxes	5,655,399

Income Taxes - Current	332,258
Income Taxes - Deferred	(4,531,631)

(4,199,373)

Minority Interest in Foreign Subsidiaries	(1,816,785)

Net Income	$8,037,987